Exhibit 99.1

Thomson Reuters Announces Conditional Redemption of

Approximately US$1.7 Billion of Debt Securities

TORONTO, September 5, 2018 – Thomson Reuters (TSX / NYSE: TRI) today announced that it has exercised its right to redeem approximately US$1.7 billion of its outstanding debt securities, conditional upon the closing of the company’s previously announced sale of a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone for approximately US$17 billion. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone.

The notes to be redeemed are the following:

•	C$750,000,000 principal amount of 4.35% notes due September 30, 2020 (CUSIP No. 884903 BJ3);

•	C$500,000,000 principal amount of 3.369% notes due May 23, 2019 (CUSIP No. 884903 BR5); and

•	US$500,000,000 principal amount of 4.70% notes due October 15, 2019 (CUSIP No. 884903 BG9).

On August 28, 2018, Thomson Reuters announced that it and Blackstone had agreed to close the Financial & Risk transaction on October 1, 2018, subject to the satisfaction or waiver of customary closing conditions. Thomson Reuters plans to fund these redemptions (and the future redemption of other outstanding debt securities) using approximately US$4 billion of the proceeds from the transaction.

The redemption prices will include applicable early repayment premiums, as well as accrued and unpaid interest through the redemption date, which is currently expected to be October 5, 2018 for each series of notes.

Based on a conditional redemption date of October 5, 2018, the Canadian dollar denominated notes are expected to be redeemed at the following redemption prices per C$1,000 principal amount, which have been determined based on the Canada Yield Price, as defined in the applicable documentation governing each series of notes:

Notes	C$750,000,000 principal amount of 4.35% notes due September 30, 2020 (CUSIP No. 884903 BJ3)	C$500,000,000 principal amount of 3.369% notes due May 23, 2019 (CUSIP No. 884903 BR5)
Canada Yield Price	C$1,037.24	C$1,007.39
Accrued and unpaid interest	C$ 0.60	C$ 12.46
Total redemption price	C$1,037.84	C$1,019.85

The total redemption price for the U.S. dollar denominated notes to be redeemed will be determined at a later date, in accordance with the applicable documentation governing those notes. When available, Thomson Reuters will provide the total redemption price for those notes in the “Investors” section of its website, www.thomsonreuters.com. Thomson Reuters currently anticipates that this information will be posted on or about October 2, 2018. In addition, if the redemption date will be after October 5, 2018, Thomson Reuters plans to post updated redemption price information on its website for the Canadian dollar denominated notes.

Non-registered holders (banks, brokerage firms or other financial institutions) of Canadian dollar denominated notes that maintain their interests through CDS Clearing and Depository Services Inc. (CDS) should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemptions should contact their respective brokerage firm or financial institution which holds interests in the notes on their behalf.

This news release is for informational purposes only and does not constitute a notice of redemption, nor an offer to tender for, or purchase, any notes or any other securities of Thomson Reuters. There can be no assurances that the Financial & Risk transaction will close or that any redemption will occur.

Thomson Reuters Announces Conditional Redemption of Approximately US$1.7 Billion of Debt Securities

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations regarding the timing for closing of the Financial & Risk transaction (which remains subject to regulatory approval and customary closing conditions), the expected use of proceeds of the Financial & Risk transaction and the timing and total redemption prices for the planned redemptions. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the redemptions or a transaction involving all or part of the Financial & Risk business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS
MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com